VIA EDGAR

October 23, 2012

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Unitil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 11, 2012

File No. 001-08858

Dear Mr. Mew:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated October 10, 2012 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), which was filed with the Commission on February 1, 2012.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 50

1.	We refer you to Rule 5-02 paragraphs 3, 8, 19 and 20 of Regulation S-X. Please provide us reconciliations explaining the nature and amount by category of balances recorded within the Accounts Receivable, net, Accrued Revenue, Accounts Payable and Other Current Liabilities line items, as well as your conclusion as to why no further disaggregation of each financial statement line item needs to be presented. Please ensure that the reconciliations agree to the respective financial statement line item balance.

Corporate Office

6 Liberty Lane West

Hampton, NH 03842

Phone: 603-772-0775

Email: corp@unitil.com

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

Response #1:

The Registrant has reviewed Rule 5-02 Paragraphs 3, 8, 19 and 20 of Regulation S-X. The reconciliations shown below include the nature and amount by category of balances recorded within the Accounts Receivable, net, Accrued Revenue, Accounts Payable and Other Current Liabilities line items, as well as the Registrant’s conclusion as to why no further disaggregation of each financial line item needs to be presented.

Accounts Receivable, net ($ millions):

Category	December 31,
	2011	2010

Customer Receivables(1)	$46.5	$39.5
Allowance for Doubtful Accounts(2)	(2.3)	(2.6)

Accounts Receivable, net	$44.2	$36.9

(1)

Less than 1% of Accounts Receivable, net reflects miscellaneous receivables not directly related to customer receivables and therefore the Registrant concludes that those amounts do not warrant further disaggregation.

(2)	Allowance for Doubtful Accounts is detailed in Note 6 to the Consolidated Financial Statements (see page 74 of Form 10-K.)

Rule 5-02(3) of Regulation S-X addresses additional disclosures related to accounts and notes receivable and instructs the preparer to “state separately amounts from (1) customers (trade); (2) related parties; (3) underwriters, promoters, and employees (other than related parties) which arose in the ordinary course of business; and (4) others.” The above analysis shows that the items in Unitil’s Accounts Receivable, net include only customer receivables, net of the Allowance for Doubtful Accounts, which per Rule 5-02(4) is set forth in Note 6 to the Consolidated Financial Statements. Therefore, the Registrant believes that it is in compliance with Rule 5-02(3) and (4) and no further disaggregation from the amounts reported for Accounts Receivable, net in the Form 10-K is required.

Accrued Revenue ($ millions):

Category	December 31,
	2011	2010

Rate tariff-based	$56.6	$46.7

Accrued Revenue	$56.6	$46.7

Accrued revenue represents balances due from ratepayers for electric and natural gas distribution and supply-related costs that are approved for recovery by regulators through normal recurring rate recovery mechanisms. Rule 5-02 of Regulation S-X does not specifically address accrued revenue. However, based on the above analysis, the Registrant believes that it is in compliance with Rule 5-02 and that the sole category within Accrued Revenue does not require further disaggregation.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

Accounts Payable ($ millions):

Category	December 31,
	2011	2010

Trade Creditors	$26.1	$26.5
Payroll-related	0.3	—

Accounts Payable	$26.4	$26.5

Rule 5-02(19) of Regulation S-X addresses additional disclosures related to accounts and notes payable and instructs the preparer to “state separately amounts payable to (1) banks for borrowings; (2) factors or other financial institutions for borrowings; (3) holders of commercial paper; (4) trade creditors; (5) related parties; (6) underwriters, promoters, and employees (other than related parties); and (7) others.” Based on the above analysis and the relative size of the payroll-related amounts, the Registrant believes that it is in compliance with Rule 5-02(19) and no further disaggregation from the amounts reported for Accounts Payable in the Form 10-K is required.

Other Current Liabilities ($ millions):

Category	December 31, 2011		December 31, 2010
	$	% of Total Current Liabilities	$	% of Total Current Liabilities

Refundable Deposits	$3.2	2.1%	$3.3	2.6%
Interest Payable	3.2	2.1%	3.2	2.5%
Decoupling Liability	2.3	1.5%	—	—
Incentive Compensation	2.0	1.3%	1.3	1.0%
Price Risk Liability	1.7	1.1%	0.8	0.6%
Capital Lease Obligations	0.7	0.5%	0.8	0.6%
Gas Refund	—	—	1.2	0.9%
All Other	4.4	2.8%	5.5	4.3%

Total Other Current Liabilities	$17.5		$16.1

Total Current Liabilities	$154.4		$126.9

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

Rule 5-02(20) of Regulation S-X addresses additional disclosures related to other current liabilities and instructs the preparer to “state separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities. Such items may include, but are not limited to, accrued payrolls, accrued interest, taxes, indicating the current portion of deferred income taxes, and the current portion of long-term debt. Remaining items may be shown in one amount.” The above analysis shows that the items in Unitil’s Other Current Liabilities did not exceed the 5% threshold in Rule 5-02(20). Therefore, the Registrant believes that it is in compliance with Rule 5-02(20) and no further disaggregation from the amounts reported for Other Current Liabilities in the Form 10-K is required.

2.	We note your disclosure of Deferred Income Taxes on the Consolidated Balance Sheets is not included within either the Total Current Liabilities or Total Noncurrent Liabilities subtotals. Please revise to present deferred income taxes in accordance with FASB ASC 740-10-45-4 including the balances within corresponding subtotals of the Consolidated Balance Sheets (e.g. within Total Current Liabilities or Total Noncurrent Liabilities).

Response #2:

The Registrant has reviewed FASB ASC 740-10-45-4 and agrees that presenting Deferred Income Taxes by including amounts under Total Current Liabilities or Total Noncurrent Liabilities improves the presentation on the Company’s Consolidated Balance Sheet. As a result, approximately $9.0 million of the $46.3 million in Deferred Income Taxes at December 31, 2011 would be presented as a line item within Total Current Liabilities because it relates to timing differences of current assets and liabilities and approximately $37.3 million would be presented as a line item within Total Noncurrent Liabilities. As a result, the Registrant proposes to use this revised disclosure of Deferred Income Taxes in the Form 10-K to be filed for the period ending December 31, 2012 and in future filings. In those filings the Registrant will reclassify the previously reported amounts to conform to the revised presentation, including the disclosure of Deferred Income Tax balances for December 31, 2011.

Consolidated Statements of Cash Flows, page 52

3.	We note the net presentation of Proceeds from (Repayment of) Short-Term Debt, net, Proceeds from Issuance (Repayment) of Long-Term Debt, net and Net Increase (Decrease) in Gas Inventory Financing within the Financing Activities section of the Consolidated Statements of Cash Flows. Please explain how each of these line items meets the criteria for net presentation within the Consolidated Statements of Cash Flows. See FASB ASC 230-10-45-7 through 230-10-45-9.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

Response #3:

The Registrant has reviewed FASB ASC 230-10-45-7 through 230-10-45-9 and notes the following in regards to the presentation of Proceeds from (Repayment of) Short-Term Debt, net, Proceeds from Issuance (Repayment) of Long-Term Debt, net and Net Increase (Decrease) in Gas Inventory Financing within the Financing Activities section of the Consolidated Statements of Cash Flows:

Proceeds from (Repayment of) Short-Term Debt, net: The activity occurring within Short-Term Debt for each reporting period represents borrowings and repayments under a revolving credit facility, with borrowings and repayments occurring on a daily basis, generally in large amounts. FASB ASC 230-10-45-8 states that “For certain items, the turnover is quick, the amounts are large, and the maturities are short. . . . Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing and financing activities.” Consistent with this section of FASB ASC 230-10-45, the Registrant believes that the presentation of net activity for Short-Term Debt is the most meaningful presentation for the reader of the financial statements.

Proceeds from Issuance (Repayment) of Long-Term Debt, net: The Registrant has reviewed the criteria for net presentation and agrees that it should present Proceeds from Issuance of Long-Term Debt and Repayment of Long-Term Debt on separate lines on the Company’s Consolidated Statements of Cash Flows. The Registrant proposes to use this revised disclosure of activity in Long-Term Debt in the Form 10-K to be filed for the period ending December 31, 2012 and in future filings. In those filings the Registrant will reclassify the previously reported amounts to conform to the revised presentation.

Net Increase (Decrease) in Gas Inventory Financing: Similar to Short-Term Debt, the activity within Gas Inventory Financing occurs on a daily basis and, as noted above and consistent with FASB ASC 230-10-45-8, the Registrant believes that the presentation of net activity for Gas Inventory Financing is the most meaningful presentation for the reader of the financial statements.

4.	We do not see disclosure regarding information about noncash investing and financing, such as the acquisition of assets by assuming directly related liabilities. Please explain what consideration was given to these disclosure requirements, and if appropriate, revise to include such disclosures. See FASB ASC 230-10-50-3 through 230-10-50-6.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

Response #4:

FASB ASC 230-10-50-3 through FASB ASC 230-10-50-6, Noncash Investing and Financing Activities states, in part:

“Information about all investing and financing activities of an entity during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be disclosed.”

In each reporting period, the Registrant evaluates whether or not noncash investing and financing activities exist that require disclosure, either on the Statements of Cash Flows or in the Notes to the Consolidated Financial Statements. In performing this evaluation, the Registrant considers such items as: conversions of debt to equity; acquisition of assets by assuming directly related liabilities, such as purchasing a building by incurring a mortgage to the seller; obtaining an asset by entering into a capital lease; obtaining a building or investment asset by receiving a gift; and exchanging noncash assets or liabilities for other noncash assets or liabilities.

Based on this evaluation, the Registrant concluded that none of these items existed for the periods reported in its Annual Report on Form 10-K for the year ended December 31, 2011.

Note 1: Summary of Significant Accounting Policies, page 54

5.	Please clarify for us whether you recover in rates the cost of removal of any of your regulated assets. If so, please explain how these costs are recorded in the consolidated financial statements and how the method is in compliance with FASB ASC 980-410-25- 2. See also FASB ASC 410-20-50.

Response #5:

Cost of Removal for the Registrant’s regulated assets is recovered in rates as part of depreciation. The costs are recorded in the consolidated financial statements under Operating Expenses in Depreciation and Amortization on the Consolidated Statements of Earnings, and Net Utility Plant on the Consolidated Balance Sheets. The Company currently has no Asset Retirement Obligations (“ARO”); therefore the recognition and disclosure requirements for ARO under FASB ASC 410-20-50 or FASB ASC 980-410-25-2 are not applicable.

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62

Credit Arrangements, page 65

6.	Please explain to us the terms of your asset management agreement transactions. A detailed example of an asset management agreement transaction, including the relevant journal entries used to record the transactions throughout their entire cycle, would facilitate our review. Please include in your explanation how you are classifying the asset management agreement transactions on your consolidated statements of earnings and cash flows. Further please indicate the nature of the amounts disclosed as outstanding related to the asset management agreements. Please be detailed in your response.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

Response #6:

In order to help fulfill its gas supply obligations, the Company’s natural gas distribution utility subsidiary, Northern Utilities, Inc. (“Northern Utilities”), contracts for natural gas storage capacity from Washington 10 Storage Corporation (“Washington 10”). This storage capacity contract entitles Northern Utilities to store an inventory of up to 3,400,000 Dth of natural gas in Washington 10’s natural gas storage facility, located in Michigan. In order to transport and deliver this gas storage inventory from Washington 10 to Northern Utilities, Northern Utilities contracts for pipeline capacity on several inter-state transmission pipelines, including Vector Pipeline L.P., TransCanada Pipelines Limited and Portland Natural Gas Transmission System.

Rather than directly purchasing natural gas to be injected into Washington 10 and coordinating the withdrawal and transport of that gas with both Washington 10 and the associated transmission pipeline companies, Northern Utilities transfers the contract rights of the Washington 10 storage capacity contract and the associated transmission pipeline capacity contracts to an asset manager. The asset manager is responsible for both the injection of natural gas into Washington 10 and the coordination of the withdrawal of this inventory.

The asset management agreement provides for the injection of inventory to the Washington 10 storage account and the delivery of this inventory to a Northern Utilities’ designated receipt point. The price for natural gas injected into Washington 10 inventory is equal to the price Northern Utilities would pay if it managed these injections directly. However, instead of paying the asset manager each month for gas injected into storage, payment for this injected and stored gas is deferred. Northern Utilities pays for these injected and stored volumes of gas as it directs the asset manager to make withdrawals and deliveries of gas to Northern Utilities for use by its customers.

Northern Utilities pays the asset manager for the balance of any unutilized volumes still in storage at the end of the term of the agreement. The storage and pipeline assets (e.g. contract rights) not required to withdraw and deliver supplies as requested by Northern Utilities are available for the asset manager to utilize as they choose. This is the primary benefit to the asset manager of the transaction, for which the asset manager pays Northern Utilities a utilization fee and agrees to defer payment for the inventory as described above.

Asset management contracts of this type and nature are commonly used in the natural gas industry and are subject to significant oversight, rules and regulations of both federal and state regulatory agencies.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

The relevant journal entries to record an asset management transaction are as follows:

Entry made to accumulate inventory

INVENTORY – EXCHANGE GAS – W10	30.40.00.00.174.25.00	(1)	XXX
A/P – CURRENT PORTION PURCH POWER CONTRACTS	30.00.00.00.232.01.40			XXX
(To record injections into inventory)

Entries made to withdraw inventory

INVENTORY STORAGE WITHDRAWAL	30.49.13.11.808.02.00	(2)	XXX
INVENTORY – EXCHANGE GAS – W10	30.40.00.00.174.25.00			XXX
(To record expense for the withdrawal of gas)

A/P – CURRENT PORTION PURCH POWER CONTRACTS	30.00.00.00.232.01.40	(3)	XXX
CASH	30.00.00.00.131.10.00			XXX
(To record payment made and reduction of liability to asset manager)

Notes:

(1)

The INVENTORY – EXCHANGE GAS – W10 is recorded within Gas Inventory on the Consolidated Balance Sheets and the change within the account is shown on the Gas Inventory line of the Consolidated Statements of Cash Flows.

(2)	The INVENTORY STORAGE WITHDRAWAL is recorded within Purchased Gas on the Consolidated Statements of Earnings and within Net Income on the Consolidated Statements of Cash Flows.
(3)

The A/P CURRENT PORTION PURCHASE POWER CONTRACTS is recorded in Energy Supply Contract Obligations on the Consolidated Balance Sheets and the change in the balance of the account is shown in Net Increase (Decrease) in Gas Inventory Financing on the Consolidated Statements of Cash Flows.

The classification of the asset management agreement transactions on the Registrant’s Consolidated Statements of Earnings and Consolidated Statements of Cash Flows are discussed in Notes (1), (2) and (3) above. The outstanding asset management agreement amounts represent the outstanding liability owed by Northern Utilities to the asset manager as of the balance sheet date.

Note 4: Energy Supply, page 66

7.	We note your disclosure that Fitchburg Gas and Electric Light Company enters into basic service power supply contracts for residential, small and medium general service customers that are 12 months in duration and provide for 50% of supply requirements. We also note your disclosure that Unitil Energy Systems, Inc. enters into a series of two one-year and two two-year contracts, each providing 25% of the total supply requirements for the group of non-large general service accounts. Please tell us what factors you considered in evaluating these contracts for derivative accounting implications. See FASB ASC 815, Derivatives and Hedging.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

Response #7:

The Registrant evaluates its energy supply contracts individually every reporting period to determine whether or not the contracts qualify as derivative instruments as defined in FASB ASC 815, Derivatives and Hedging, specifically FASB ASC 815-10-15-83, Definition of Derivative Instrument, which states:

“A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	……notional amount….

b.	Initial net investment….

c.	Net settlement….”

The power supply contracts entered into by the Company’s utility subsidiaries, Fitchburg Gas and Electric Light Company and Unitil Energy Systems, Inc. do not meet the characteristics of a derivative instrument. Specifically, these contracts do not contain a notional amount (FASB ASC 815-10-15-83-a) and / or the contracts cannot be net settled (FASB ASC 815-10-15-83-b). Additionally, these contracts are for normal purchases of electricity which fall under the scope exception for normal purchases and sales instruments, as described in FASB ASC 815-10-15-22 through FASB ASC 815-10-15-26.

Note 5: Commitments and Contingencies, page 68

8.	We note your disclosure of the divestiture of long-term power supply contracts through the sale of entitlements to electricity sold under those contracts, and that all costs associated with the divestiture are recoverable through rates. Please explain to us how the Energy Supply Contract Obligations line items within Current Liabilities and Non-Current Liabilities are accounted for, as well as the Energy Supply Contract Obligations regulatory asset within the Accrued Revenue and Regulatory Assets line items. We also note that the combined current and non-current Energy Supply Contract Obligations liability balance has fluctuated as follows: $23.8 million as of June 30, 2011, $25.3 million as of December 31, 2011 and $16.5 million as of June 30, 2012. Please explain to us the change in the balance over this period.

Response #8:

Energy Supply Contract Obligations and related regulatory assets are accounted for by each affiliate company as follows:

Fitchburg Gas & Electric Light Company (“Fitchburg”) and Unitil Energy Systems, Inc. (“Unitil Energy”)

As a result of utility industry restructuring, Fitchburg’s electric division and Unitil Energy were required to divest of all their long-term power supply contracts (“stranded assets”). At that time, Regulatory Assets and offsetting Regulatory Liabilities were recorded to reflect the stranded assets that would ultimately be recovered from utility customers, as well as the related liabilities that would be relieved over the same period.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

The companies recorded the divestiture of their power supply contracts by recording both short-term and long-term portions of the Regulatory Assets and Liabilities (Energy Supply Obligations) discussed above. These assets and related liabilities are reduced each month to reflect the amortization of these assets and liabilities as the power supply contracts are paid and customers charged.

Northern Utilities, Inc. (“Northern Utilities”)

The Company’s natural gas distribution utility subsidiary, Northern Utilities records its Energy Supply Contract Obligations as follows:

Injections are booked to Washington 10 inventory at current fill price, with the offset booked to a contract liability account. As withdrawals are recorded, the Washington 10 inventory and the related contract liability are reduced.

The Combined current and non-current Energy Supply Contract Obligations liability has fluctuated as follows: $23.8 million as of June 30, 2011, $25.3 million as of December 31, 2011 and $16.5 million as of June 30, 2012 due to the following reasons:

The increase of $1.5 million from June 30, 2011 to December 31, 2011 reflects an increase in the gas inventory injections for Northern Utilities partially offset by a decrease in the Fitchburg and Unitil Energy power contract supply balances per amortization schedules, as discussed above.

The decrease of $8.8 million from December 31, 2011 to June 30, 2012 reflects withdrawals of the Washington 10 gas inventory for Northern Utilities and a decrease in the Fitchburg and Unitil Energy power contract supply balances per amortization schedules, as discussed above.

9.	Please refer to your discussion of the Unitil Energy billing matter on page 71. Please explain to us in more detail the “metering issue” and tell us who discovered the issue. Please indicate in your response the number of customers impacted, whether there are potentially other customers that overpaid and the approximate amount of the billing correction you have requested authorization to process.

Response #9:

The Registrant notes that the Unitil Energy billing matter, discussed on page 71 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, has been settled with the customer.

The metering issue was discovered by the Registrant and was the result of a manufacturer’s mislabeling of a metering transformer. Specifications require transformers to be delivered with certified test results and are labeled with conversion ratios. These ratios are used to determine the billing multipliers. If the multiplier is 100, for example, the usage reading from

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

the attached meter is multiplied by 100 to calculate actual usage by the customer. If a transformer is mislabeled resulting in a billing multiplier of 200 instead of 100, then the usage reading from the meter would be multiplied by 200 instead of 100, resulting in an overbilling to the customer. The manufacturer’s mislabeling of the transformer in this instance was an isolated occurrence.

One customer was impacted by this metering issue. Once the metering issue was discovered, the Registrant checked all transformers on its system and determined that none of the other transformers were mislabeled.

The amount of the customer’s overpayment was calculated to be $1.8 million. The Registrant has reimbursed the customer $1.8 million plus $0.3 million of interest.

As a result of this metering issue, certain other customers in the Registrant’s service areas were under-billed for supply-related charges. Accordingly, the Registrant has requested authorization from the New Hampshire Public Utilities Commission (“NHPUC”) to adjust reconciling account balances and process a billing correction of approximately $1.4 million plus interest from June 2012 forward. A settlement agreement between Unitil Energy, the Office of Consumer Advocate and the NHPUC Staff has been filed with the NHPUC. The settlement provides for recovery by the Company from its under-billed customers of approximately $1.4 million of the amount it had reimbursed the large customer. The settlement is pending approval before the NHPUC.

Computation in Support of Ratio of Earnings to Fixed Charges, Exhibit 12.1

10.	We refer you to paragraph (A) within the instructions to Item 5-03(d) of Regulation S-K. Please tell us if an estimate of the interest within rental expense was considered in the determination of Fixed Charges. If it was included, please tell us where, and if not, please explain why.

Response #10:

Paragraph (A) within the instructions to Item 5-03(d) of Regulation S-K are as follows:

“Fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortization premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.”

The Registrant records interest on rental expense in its general ledger on a monthly basis. The rental expense consists of charges associated with the Company’s use of office equipment such as computers, computer equipment and copiers. In accordance with Item 5-03(d) of Regulation S-K, the interest expense associated with these items is included in the “Other Interest” line on Exhibit 12.1, Computation in Support of Ratio of Earnings to Fixed Charges, as included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

October 23, 2012

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/s/ Mark H. Collin	/s/ Laurence M. Brock

Mark H. Collin	Laurence M. Brock
Senior Vice President, Chief Financial Officer & Treasurer	Controller & Chief Accounting Officer